FORM 8-A/A

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                         CRESTAR FINANCIAL CORPORATION
    ------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 Virginia                           54-0722175
    ------------------------------------------------------------------------
          (State of incorporation                  (I.R.S. Employer
             or organization)                     Identification No.)

    919 East Main Street, Post Office Box 26665, Richmond, VA     23261-6665
    ------------------------------------------------------------------------
    (Address of principal executive offices)                      (Zip Code)


    Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class          Name of each exchange on which
         to be so registered          each class is to be registered
         -------------------          ------------------------------
    Preferred Stock Purchase Rights      New York Stock Exchange


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _____________________ (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
           ----------------------------------------------------
                              (Title of class)

           ----------------------------------------------------
                              (Title of class)


 Item 1.   Description of Registrant's Securities to be Registered.

           On June 23, 1989, the Board of Directors of Crestar Financial Corporation, a Virginia corporation (the "Company"), declared a dividend distribution of one Right for each outstanding share of common stock, par value $5.00 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on July 10, 1989 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a "Unit") of a newly authorized Participating Cumulative Preferred Stock, Series C, par value $25 per share (the "Preferred Stock"). Each Unit of Preferred Stock is structured to be the economic equivalent of one share of Common Stock. Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date. The exercise price of the Right will be $115 subject to adjustment (the "Purchase Price").

           Rights will also attach to shares of Common Stock issued after the Record Date but prior to the Distribution Date unless the Board of Directors determines otherwise at the time of issuance. The description and terms of the Rights are set forth in a Rights Agreement (the "Agreement"), dated as of June 23, 1989 between the Company and Mellon Bank, N.A.

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with only with such common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 23, 1999, unless earlier redeemed by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

           Rights may not be transferred, directly or indirectly, (i) to any person who is, or as a result of such transfer would be, the beneficial owner of 10% or more of the Rights, or (ii) to any Affiliate or Associate of any such Person. Any purported or attempted transfer of a Right in violation of this provision shall be without effect and any Right that has been the subject of any such purported or attempted transfer shall be deemed to be held beneficially by the Person who attempted to make such purported or attempted transfer.

           While each Right will initially provide for the acquisition of one Unit of Preferred Stock at the Purchase Price, the Agreement provides that if (i) an Acquiring Person purchases 30% or more of the outstanding Common Stock, or (ii) at any time following the Distribution Date, the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (iii) an Acquiring Person effects a statutory share exchange with the Company after which the Company is not a subsidiary of any Acquiring Person, each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Preferred Stock or Common Stock at the option of the Company (or, in certain circumstances, cash, property or other securities of the Company ) having a value equal to twice the amount of the Purchase Price.

           In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation (other than a transaction described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

           At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split transaction.

           Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person that is a party to such Triggering Event or any affiliate or associate of an Acquiring Person on or after such Acquiring Person's Stock Acquisition Date (other than Rights originally issued to such persons pursuant to the initial dividend distribution), to the extent permitted by applicable law, shall be null and void and shall not thereafter be exercised by any Person (including subsequent transferees). Upon the occurrence of a triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date (other than Rights originally issued to such persons pursuant to the dividend distribution), to the extent permitted by applicable law, shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

           The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustments from time to time to prevent dilution.

           At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors, as defined below. After the redemption period has expired, the Company's right of redemption may be reinstated if (i) an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, or (ii) there is a merger or other business combination involving the Company in which all holders of Common Stock are treated alike and which does not involve an Acquiring Person. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

           The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or any representative of the foregoing entities.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

           Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 10 % of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.

           On July 20, 1998, the Company, SunTrust Banks, Inc. ("SunTrust"), and SMR Corporation (VA) ("Sub") executed an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Sub with and into the Company. In connection with the execution of the Merger Agreement, the Company executed an amendment (the "Amendment") to the Agreement in order to (x) amend the definition of "Acquiring Person" set forth in the Agreement to provide that neither SunTrust nor any affiliated or associated party (collectively with SunTrust, the "SunTrust Parties") will be deemed to be an Acquiring Person by virtue of the fact that SunTrust is the Beneficial Owner (as defined in the Agreement) solely of Shares of Common Stock (i) of which any SunTrust Party is or becomes the Beneficial Owner by reason of the approval, execution or delivery of the Merger Agreement or the Stock Option Agreement, dated July 20, 1998, between the Company, as issuer, and SunTrust, as grantee (the "Stock Option Agreement"), or by reason of the consummation of any transaction contemplated in the Merger Agreement and/or the Stock Option Agreement,
 (ii) of which any SunTrust Party is the Beneficial Owner on July 20, 1998,
 (iii) acquired in satisfaction of a debt contracted prior to July 20, 1998, in good faith, (iv) held by any SunTrust Party in a bona fide fiduciary or depository capacity or (v) owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or (B) an investment account, for either of which any SunTrust Party acts as investment advisor and (y) to provide that at the Effective Time (as defined in the Merger Agreement) the Rights shall be extinguished with no additional consideration being paid on account thereof.

           A copy of the Amendment is filed as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

 Item 2.   Exhibits.

 1. Rights Agreement, dated as of June 23, 1989, between the Company and Mellon Bank, N.A., as Rights Agent, which includes as Exhibit B thereto the form of Rights Certificate (incorporated by reference to the Registrant's Registration Statement on Form 8-A dated June 26, 1989). Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the earlier of (i) the tenth day following a public announcement that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock of the Company, or (ii) the tenth business day after the commencement of a tender or exchange offer that would result in a person or group beneficially owing 10% or more of such outstanding shares of Common Stock

 2. Amendment No. 1, dated as of July 20, 1998, to the Rights Agreement, dated June 26, 1989, by and between Crestar Financial Corporation and Mellon Bank, N.A., as Rights Agent



                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  CRESTAR FINANCIAL CORPORATION


                                  By:  /s/ John C. Clark, III
                                     ---------------------------------------
                                     Name:   John C. Clark, III
                                     Title:  Corporate Senior Vice President
                                               and General Counsel


 Dated:  July 24, 1998



                              EXHIBIT INDEX

 EXHIBIT        DESCRIPTION
 -------        -----------
   1            Rights Agreement, dated as of June 23, 1989 between
                Crestar Financial Corporation and Mellon Bank, N.A., as Rights Agent which includes as Exhibit B thereto the form of Rights Certificate (incorporated by reference to the Registrant's Registration Statement on Form 8-A dated
                June 26, 1989)

   2 Amendment No. 1, dated as of July 20, 1998, to the Rights Agreement, dated June 26, 1989, by and between Crestar Financial Corporation and Mellon Bank, N.A., as Rights Agent